File No.  70-9473
	70-9519






CERTIFICATE OF NOTIFICATION

(RULE 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NATIONAL GRID GROUP PLC



	In accordance with the order of the Securities and Exchange Commission dated March 15, 2000, Holding Company Act Release No. 27154 (the "Order"), National Grid Group plc hereby submits its report for the period April 1, 2001
to September 30, 2001 (the "Reporting Period").   Following is a listing of
the applicable reporting requirements contained in the Order (each, a "Reporting Requirement"), together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order. With respect to the Reporting Requirements in this Certificate of Notification, "NEES" has been replaced with "National Grid USA".

	In this report a conversion ratio of 1 GBP to 1.47 US Dollars has been used. The exchange rate conversion is provided solely for convenience and should not be taken to mean that the pound sterling amounts have been, could have been, or could be converted to US Dollars at the rates indicated or at any other rates.




=====================

	Reporting Requirement No. 1:   The principal amount, interest rate,
term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by National Grid during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans.

	Response:



			Market Price /
	No. of National		And Sale Price
	Grid Ordinary	Details	per share (if	Proceeds	Proceeds
Date	Shares Issued  	of Issue	different)	GBP	USD

6.20.01	785,335	Shares issued to 	556p per share 	4,366,463	6,418,701
		the National	Closing mid-market
		Grid Employee 	price 558p per share
		Benefit Trust
		Trustee ("EBT")

6.20.01	71,943	Shares issued to 	556p per share 	400,003	588,004
		the National	Closing mid-market
		Grid Savings	price 558p per share
		related Share
		Option Scheme
		Trustee("Quest")(1)

9.20.01	1,015,453	Shares issued to 	453p per share 	4,600,002	6,762,003
		the National	Closing mid-market
		Grid Savings	price 453p per share
		related Share
		Option Scheme
		Trustee ("Quest")(1)
(1) Qualifying employee share ownership trust

During the reporting period, the following debt securities were issued:

		Interest	Type of	Maturity	Guaranteed	Proceeds	Proceeds
Date	Issuer	Rate	Security	Date	By	GBP	USD

8.23.01	National	5.25%	Guaranteed	8.23.06	National	780,128,565	1,146,788,991
	Grid Group		Bonds		Grid
	Finance plc				Group plc

8.23.01	National	6.125%	Guaranteed	8.23.11	National	468,077,139	  688,073,394
	Grid Group		Bonds		Grid
	Finance plc				Group plc





=====================


Reporting Requirement No. 2:     The amount of guarantees issued during the
reporting period by National Grid, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

         Response: No guarantees were issued by National Grid during the reporting period.


=====================

Reporting Requirement No. 3:   National Grid's aggregate investment, as
defined under rule 53, in EWGs and FUCOs as of the end of the reporting period in dollars and as a percentage of National Grid's consolidated retained earnings, and a description of EWG and FUCO investments made during the reporting period.

         Response:

A.	As of September 30, 2001, National Grid's consolidated retained earnings calculated in accordance with US GAAP was GBP
2,414,200,000 (USD 3,548,874,000) - including Other Comprehensive
Income (OCI) - GBP 10,500,000 (USD 15,435,000).  Retained
Earnings, excluding OCI- -GBP 2,403,700,000 (USD 3,533,439,000).

B.	National Grid's aggregate investment, as defined in Rule 53, in
EWGs and FUCOs as of September 30, 2001 was GBP 3,110,342,700 (USD 4,572,203,800). The investment in shares under US GAAP is reported at September 30, 2001 on the basis of equity accounting for subsidiary undertakings. This contrasts to the treatment adopted for previous periods, where investments in subsidiary undertakings were carried at cost.

C.	National Grid's aggregate investment in EWGs and FUCOs as a
percentage of its consolidated retained earnings was 129% as of September 30, 2001.

D.	During the reporting period, no major EWG and FUCO investments were made.  The reported aggregate investment in FUCOs increased as a result of adopting the equity method of accounting for
investments in subsidiaries.  This increase was partially offset by loan repayments from NGH to NGG and losses incurred by NGH during the reporting period.
=====================

Reporting Requirement No. 4:   The aggregate amount of securities and the
aggregate amount of guarantees issued and outstanding by National Grid since the date of the Order, including any Merger-Related Debt.

         Response:  Please see Exhibit A-1 attached hereto.

=====================




Reporting Requirement No. 5: A list of the securities issued by the Intermediate Holding Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified

         Response:



		Initial
Issuing 	Acquiring 	Principal	Interest	Term of	USD Balance	GBP Balance
Company 	Company  	Amount   	Rate    	Loan   	at 9/30/2001 	at 9/30/2001

National	National	USD	3 month US	On	169,072,300	115,015,170
Grid (US) 	Grid	169,072,300	Libor+	Demand
Holdings Ltd	Group plc		1.75%

National	National	USD	0%	On	     40,500	    27,551
Grid (US) 	Grid	     40,500		Demand
Holdings Ltd	Group plc

National 	National	USD	3 month US	On	      2,301	     1,565
Grid (US)	Grid (US)	      2,301	Libor+	Demand
Investments	Holdings Ltd		0.5%

National 	National	USD	3 month US	On	104,392,454	 71,015,275
Grid (US)	Grid (US)	104,392,454	Libor+	Demand
Investments	Holdings Ltd		0.5%

*National 	NG	USD			 43,550,000	 29,625,850
Grid General	Ireland(1)	 43,550,000
Partnership

*National 	NG	USD			123,950,000	 84,319,728
Grid General	Ireland(2)	123,950,000
Partnership

*National 	National	USD			    431,739	    293,700
Grid USA	Grid	    431,739
	General
	Partnership

*Contribution to capital, no shares issued.

=====================




Reporting Requirement No.  6:   The amount and terms of any short-term debt
issued by any National Grid USA Utility Subsidiary, and a list of the deposits and withdrawals by any National Grid USA Subsidiary from the National Grid USA Group Money Pool (as defined in Appendix D of the Order) during the reporting period.

         Response:



Short-Term Debt Issued by National Grid USA Utility Subsidiaries
During the Reporting Period
(excluding money pool borrowings reported below)

	Description/Terms	Amount 	Maximum	Balance at
Utility Subsidiary	of Debt            	Issued (USD)	Outstanding	09/30/2001

NONE	NONE	NONE	NONE	NONE





Net Money Pool Balances as of the End of the Reporting Period by Participating Company*

	Net Amount	  Net Amount
      National Grid USA Subsidiary     	on Deposit	of Borrowings

GRANITE STATE ELECTRIC COMPANY	$1,075,000

MASSACHUSETTS ELECTRIC COMPANY		$249,825,000

NANTUCKET ELECTRIC COMPANY		2,850,000

THE NARRAGANSETT ELECTRIC COMPANY		77,250,000

NEW ENGLAND ENERGY INCORPORATED	100,000

NATIONAL GRID USA	191,400,000

NEW ENGLAND ELECTRIC TRANSMISSION
CORPORATION		3,575,000

NEW ENGLAND HYDRO-TRANSMISSION
ELECTRIC COMPANY INC.	1,250,000

NEW ENGLAND POWER COMPANY	112,325,000

NATIONAL GRID USA SERVICE COMPANY, INC.	22,050,000

NEW ENGLAND HYDRO-TRANSMISSION
CORPORATION		2,125,000

EUA ENERGY INVESTMENT	7,425,000
	_____________	_____________
	$335,625,000	$335,625,000

* A list of all deposits and withdrawals during the reporting period for each company is available to the SEC staff upon request.

=====================



Reporting Requirement No. 7: The amount and terms of any nonexempt financings consummated during the period by any U.S. Utility Subsidiary during the reporting period.

        Response:


Nonexempt Financing by National Grid USA Utility Subsidiaries Consummated During
the Reporting Period
	Description/Terms	Amount Issued	Maximum 	Balance at
Utility Subsidiary  	of Financing      	(USD)        	Outstanding	09/30/2001

NONE	NONE	NONE	NONE	NONE



   This table is the same information as in first table of Reporting Requirement No. 6





=====================

Reporting Requirement No. 8: The amount and terms of any nonexempt financings consummated by any National Grid USA Nonutility Subsidiary during the reporting period.

         Response:

Nonexempt Financings by National Grid USA Nonutility Subsidiaries
Consummated During the Reporting Period

Nonutility Subsidiary	Description/Terms of Financing	Amount Issued (USD)
NONE	NONE		NONE

=====================

Reporting Requirement No. 9:   A retained earnings analysis of each company in
the National Grid USA Group detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the reporting period.

         Response:  Please see Exhibit A-2 attached hereto.

National Grid USA and its subsidiaries adopted Statement of Financial Accounting Standards No. 142 "Accounting for Goodwill and Other Intangible Assets" (FAS 142), effective April 1, 2001. FAS 142 requires that goodwill no longer be amortized and that it must be reviewed for impairment within six months of adoption ("transitional goodwill impairment test"), and annually thereafter.

The transitional goodwill impairment test compares the goodwill carrying value to its fair value. If the carrying value exceeds its fair value, goodwill is reduced to fair value by a goodwill impairment adjustment that must be completed by the end of the year of initial adoption.

In accordance with FAS 142, National Grid USA utilized a discounted cash flow approach incorporating its most recent business plan forecasts in the performance of the transitional test for goodwill impairment. The results of this analysis determined that no adjustment to the goodwill carrying value was required.

=====================



Reporting Requirement No. 10:   A table showing, as of the end of the
reporting period, the dollar and percentage components of the capital structures of National Grid, National Grid Holdings, each Intermediate Holding Company, and each National Grid USA Group company.

         Response:

For National Grid, National Grid Holdings, and each Intermediate
Holding Company, please see Exhibit A-3 attached hereto.

		For the National Grid USA Group companies, please see Exhibit A-4 attached hereto.

=====================


Reporting Requirement 11:   Copies of National Grid's filings on Form 20-F and
semiannual reports to shareholders.

         Response:      Filed under cover of Form SE as Exhibit A-5.





SIGNATURE


	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File Nos. 70-9473 and 70-9519) to be signed on its behalf by the undersigned thereunto duly authorized.



NATIONAL GRID GROUP PLC

	S/ Richard P. Sergel
By:_____________________________
    Richard P. Sergel
    Authorized Representative



Date:  November 28, 2001





                                EXHIBIT INDEX


Exhibit No.	Description	Page
-------------	------------	-----

Exhibit A-1 	Aggregate Amount of National	Filed herewith
	Grid Securities Issued Since
	March 15, 2000 and Outstanding
	as of the End of the Reporting
	Period

Exhibit A-2	Retained Earnings Analysis 	Filed herewith
	of National Grid USA

Exhibit A-3	National Grid Group 	Filed herewith
	September 30, 2001 Rule 24
	Capitalisation Table

Exhibit A-4	Capital Structure of 	Filed herewith
	National Grid USA Companies

Exhibit A-5	Copies of National Grid's	Filed under cover
	filings on Form 20-F and	of Form SE
	semiannual reports to
	shareholders





Exhibit A-1


Aggregate Amount of National Grid Securities
Issued Since March 15, 2000 and
Outstanding As of the End of the Reporting Period

Type of Security     	GBP     	USD

Ordinary Shares, including
   options and warrants	   11,371,468	   16,716,058

Preferred stock	None	None

Bank debt	None	None

Commercial paper	None	None

Bond issues - straight	1,248,205,704	1,834,862,385

Bond issues - convertible	None	None

Guarantees	None	None
	_____________	_____________
Total	1,259,577,172	1,851,578,443
	=============	=============






Exhibit A-2

RETAINED EARNINGS ANALYSIS OF NATIONAL GRID USA
DETAILING GROSS EARNINGS, DIVIDENDS PAID
AND RESULTING CAPITAL BALANCES
AT SEPTEMBER 30, 2001
($MM)
						NEW
		THE				ENGLAND	NEW
	MASSA-	NARRA-	GRANITE		NEW	HYDRO	ENGLAND
	CHUSETTS	GANSETT	STATE	NANTUCKET	ENGLAND	TRANS	HYDRO
	ELECTRIC	ELECTRIC	ELECTRIC	ELECTRIC	POWER	ELECTRIC	TRANSMISSION
	COMPANY  	COMPANY 	COMPANY 	COMPANY  	COMPANY	CO.,INC.	CORPORATION
Retained Earnings-
 Beginning of Period		$20.9	$16.6	$1.8	-	$60.1	$0.3	$0.3
Net Income(Loss)		40.8	22.2	1.7	$0.3	42.9	3.0	1.7
Other Credits		-	-	-	-	-	-	-
		-------	-----	----	----	-----	----	----

Gross Retained Earnings		61.7	38.8	3.5	0.3	103.0	3.3	2.0

Dividends Paid on Preferred Stock	0.5	0.2	-	-	-	-	-
Dividends Paid on Common Stock
 Out of Retained Earnings		-	-	-	-	-	2.9	1.8
 Out of Capital Surplus		-	-	-	-	-	-	-
 Out of Capital		-	-	-	-	-	-	-
		-------	----	----	----	-----	----	----

Total Dividends Paid on Common Stock	-	-	-	-	-	2.9	1.8
Repurchase of Common Stock		-	-	-	-	-	-	-
Retained Earnings Adjustment		(0.1)	-		-	-	-	-
		-------	----	----	----	-----	----	----

Retained Earnings-End of Period	61.1	38.6	3.5	0.3	103.0	0.4	0.2
		=======	====	====	====	=====	====	====

Common Stock		60.0	56.6	6.0	-	72.4	2.6	0.1
Premium on Common Stock		-	-	-	-	-	11.8	6.1
Other Paid-in Capital		1,509.0	805.6	40.1	22.5	732.0	23.0	16.4
Unappropriated Retained Earnings	61.1	38.6	3.5	0.3	103.0	0.4	0.2
Treasury Stock, At Cost		-	-	-	-	-	-	-
Reaquired Capital Stock		-	-	-	-	-	-	-
Unrealized Appreciation		-	-	-	-	(0.2)	-	-
		-------	----	----	----	-----	----	----

Common Equity Per Books as
 Reflected on Exhibit A-4		$1,630.1	$900.8	$49.6	$22.8	$907.2	$37.8	$22.8
		=======	====	====	====	=====	====	====



 RETAINED EARNINGS ANALYSIS OF NATIONAL GRID USA
DETAILING GROSS EARNINGS, DIVIDENDS PAID
AND RESULTING CAPITAL BALANCES
AT SEPTEMBER 30, 2001
($MM)
	NEW	NEW		NATIONAL
	ENGLAND	ENGLAND	NATIONAL	GRID	NEW
	HYDRO	ELECTRIC	GRID USA	TRANSM.	ENGLAND	NEES	EUA
	FINANCE	TRANSMISSION	SERVICE	SERVICES	ENERGY	ENERGY	ENERGY
	COMPANY	CORPORATION 	CO.,INC.	CORP.   	INC    	INC   	INVESTMENT
Retained Earnings-
 Beginning of Period		-	$0.2	$1.9	$(0.1)	-	$(0.1)	$0.3
Net Income(Loss)		-	0.3	0.2	-	-	(0.1)	0.4
Other Credits		-	-	-	-	-	-	-

		----		----	-----	----	----	----	----
Gross Retained Earnings		-	0.5	2.1	(0.1)		(0.2)	0.7

Dividends Paid on Preferred Stock	-	-	-	-	-	-	-
Dividends Paid on Common Stock
 Out of Retained Earnings		-	0.4	1.9	-	-	-	-
 Out of Capital Surplus		-	-	-	-	-	-	-
 Out of Capital		-	-	-	-	-	-	-
		----		----	-----	----	----	----	----
Total Dividends Paid on Common Stock	-	0.4	1.9	-	-	-	-
Repurchase of Common Stock		-	-	-	-	-	-	-
Retained Earnings Adjustment		-	-	-	-	-	-	-
		----		----	-----	----	----	----	----
Retained Earnings-End of Period	-	0.1	0.2	(0.1)	-	(0.2)	0.7
		====		====	=====	====	====	====	====
Common Stock		-	-	-	-	-	-	-
Premium on Common Stock		-	-	-	-	-	-	-
Other Paid-In Capital		-	0.8	10.7	-	(25.5)	(6.5)	15.6
Unappropriated Retained Earnings	-	0.1	0.2	(0.1)	-	(0.2)	0.7
Treasury Stock, At Cost		-	-	-	-	-	-	-
Reacquired Capital Stock		-	-	-	-	-	-	-
Unrealized Appreciation		-	-	(5.0)	-	-	-	-
		----		----	-----	----	----	----	----

Common Equity Per Books as
 Reflected On Exhibit A-4		$-	$0.9	$5.9	$(0.1)	$(25.5)	$(6.7)	$16.3
		====		====	=====	====	====	====	====




RETAINED EARNINGS ANALYSIS OF NATIONAL GRID USA
DETAILING GROSS EARNINGS, DIVIDENDS PAID
AND RESULTING CAPITAL BALANCES
AT SEPTEMBER 30, 2001
($MM)
	METRO
	WEST	WAYFINDER	NEES	NATIONAL	NATIONAL
	REALTY	GROUP	COMMUN-	GRID USA	GRID USA
	LLC   	INC      	ICATIONS	(Parent)	CONSOLIDATED
Retained Earnings-
 Beginning of Period		$0.9	$0.1	$(4.1)	$73.7	$73.1
Net Income(Loss)		0.5	0.1	1.5	112.8	113.4
Other Credits		-	-	-	-	-
		----		----	-----	-------	-------
Gross Retained Earnings		1.4	0.2	(2.6)	186.5	186.5

Dividends Paid on Preferred Stock	-	-	-	-	-
Dividends Paid on Common Stock
 Out of Retained Earnings		-	-	-	-	-
 Out of Capital Surplus		-	-	-	-	-
 Out of Capital		-	-	-	-	-
		----		----	-----	-------	-------

Total Dividends Paid on Common Stock	-	-	-	-	-

Repurchase of Common Stock		-	-	-	-	-
Retained Earnings Adjustment		-	-	-	-	-
		----		----	-----	-------	-------
Retained Earnings-End of Period 		1.4	0.2	(2.6)	186.5	186.5
		====		====	=====	======	========

Common Stock		-	-	-	59.4	59.4
Premium on Common Stock		-	-	-	-	-
Other Paid-In Capital		2.1	(5.4)	125.2	4,017.0	4,017.0
Unappropriated Retained Earnings		1.4	0.2	(2.6)	186.5	186.5
Treasury Stock, At Cost		-	-	-	-	-
Reacquired Capital Stock		-	-	-	-	-
Unrealized Appreciation		-	-	-	(0.2)	(5.4)
		----		----	-----	-------	-------
Common Equity Per Books As
 Reflected on Exhibit A-4		$3.5	$(5.2)	$122.6	$4,262.7	$4,257.5
		====		====	=====	======	========




Exhibit A-3

National Grid Group
September 30, 2001
Rule 24 Capitalisation Table
	National Grid	National Grid	National Grid (US)	National Grid
	Group plc	Holdings Limited	Holdings Limited	(US) Investments
	$'m	%	$'m	%	$'m	%	$'m	%
Common Stock
Holders' Funds	4,106.0	41.2	3,293.6	47.9	16.0	0.4	78.1	1.8

Preferred Stock
Holders' Funds	 - 	 - 	50.3	0.7 	 - 	 - 	32.3 	0.7

Short - term debt	129.9	1.3	2,950.2	42.9	4,422.4	99.6	4,367.4	97.5

Long  - term debt	5,739.1 	57.5 	581.8	8.5	 - 	 - 	 - 	 -


Total capitalization	9,975.0	100.0	6,875.9	100.0	4,438.4	100.0	4,477.8	100.0

	National Grid	National Grid
	(Ireland) 1 	(Ireland) 2	National Grid
	Limited	Limited	General Partnership
	$'m	%	$'m	%	$'m	%
Common Stock
Holders' Funds	938.5	22.0	3,143.4	99.8	1,572.5	37.0

Preferred Stock
Holders' Funds	3,319.1 	78.0 	 - 	 - 	 - 	 -

Short - term debt	- 	 - 	7.3 	0.2 	 - 	 -

Long  - term debt	- 	 - 	 - 	 - 	2,680.0 	63.0


Total capitalization	4,257.6 	100.0 	3,150.7 	100.0 	4,252.5 	100.0

Notes:
The above table excludes all current accounts (both payables and receivables) relating to trading, interest and dividends.

The investment in shares under US GAAP is reported at September 30, 2001 on the basis of equity accounting for subsidiary undertakings.  This contrasts to the treatment adopted for previous periods, where investments in subsidiary undertakings were carried at cost.





Exhibit A-4
CAPITAL STRUCTURE OF NATIONAL GRID USA COMPANIES
 AT SEPTEMBER 30, 2001
	NATIONAL GRID USA
	CONSOLIDATED
	($mm)	(%)
Short-term Debt(1)	39.2	0.7
Long-term Debt	999.3	18.7
Preferred Stock	23.7	0.5
Minority Interest	27.9	0.5
Common Stock Equity	4,257.5	79.6
	-------	-----
Total	5,347.6	100.0
	-------	-----

RETAIL COMPANIES
		THE	GRANITE		NEW
	MASSACHUSETTS	NARRAGANSETT	STATE	NANTUCKET	ENGLAND
	ELECTRIC	ELECTRIC	ELECTRIC	ELECTRIC	POWER
	COMPANY      	COMPANY     	COMPANY 	COMPANY  	COMPANY
	($mm)   (%)	($mm)   (%)	($mm)   (%)	($mm)   (%)	($mm)   (%)

Short-term Debt(1)	259.8	11.4	92.2	8.3	-	-	4.3	8.6	-	-
Long-term Debt	362.7	16.0	102.1	9.3	15.0	23.2	23.2	46.1	410.3	31.1
Preferred Stock	15.0	0.7	7.3	0.7	-	-	-	-	1.4	0.1
Minority Interest	-	-	-	-	-	-	-	-	-	-
Common Stock Equity	1,630.1	71.9	900.8	81.7	49.6	76.8	22.8	45.3	907.2	68.8
	-------	----	-------	----	----	----	----	----	------	----
Total	2,267.6	100.0	1,102.4	100.0	64.6	100.0	50.3	100.0	1,318.9	100.0
	-------	----	-------	----	----	----	----	----	------	----

TRANSMISSION COMPANIES

	NEW ENGLAND
	HYDRO	NEW ENGLAND	NEW ENGLAND	NEW ENGLAND
	TRANSMISSION	HYDRO	HYDRO	ELECTRIC
	ELECTRIC	TRANSMISSION	FINANCE	TRANSMISSION
	CO.,INC.	CORPORATION	COMPANY	CORPORATION
	($mm)   (%)	($mm)   (%)	($mm)   (%)	($mm)   (%)

Short-term Debt(1)	6.5	6.7	6.1	10.2	10.4	11.1	5.9	62.1
Long-term Debt	52.2	54.1	31.1	51.8	83.3	88.9	2.7	28.4
Preferred Stock	-	-	-	-	-	-	-	-
Minority Interest	-	-	-	-	-	-	-	-
Common Stock Equity	37.8	39.2	22.8	38.0	-	-	0.9	9.5
	-------	----	-------	----	----	----	----	----
Total	96.5	100.0	60.0	100.0	93.7	100.0	9.5	100.0
	-------	----	-------	----	----	----	----	----

(1)Short-term debt includes the portion of long-term debt due within a year.



CAPITAL STRUCTURE OF NATIONAL GRID USA COMPANIES
 AT SEPTEMBER 30, 2001
SERVICE COMPANIES

		NATIONAL
	NATIONAL	GRID		NATIONAL
	GRID USA	TRANSMISSION		GRID
	SERVICE	SERVICES		USA
	CO.,INC.	CORPORATION		(Parent)
	($mm)   (%)	($mm)   (%)		($mm)     (%)
Short-term Debt(1)	313.6	98.2	-	-			-	-
Long-term Debt	-	-	0.3	150.0			-	-
Preferred Stock	-	-	-	-			-	-
Minority Interest	-	-	-	-			-	-
Common Stock Equity	5.9	1.8	(0.1)	(50.0)			4,262.7	100.0
	-------	----	-------	----			-------	----
Total	319.5	100.0	0.2	100.0			4,262.7	100.0
	-------	----	-------	----			-------	----

UNREGULATED COMPANIES

	NEW
	ENGLAND	NEES	EUA
	ENERGY(2)	ENERGY	ENERGY	METROWEST
	INC.     	INC.  	INVESTMENT	REALTY, LLC
	($mm)   (%)	($mm)   (%)	($mm)   (%)	($mm)   (%)
Short-term Debt(1)	-	-	-	-	-	-	-	-
Long-term Debt	23.6	(1242.1)	22.9	141.4	-	-	6.5	65.0
Preferred Stock	-	-	-	-	-	-	-	-
Minority Interest	-	-	-	-	-	-	-	-
Common Stock Equity	(25.5)	1342.1	(6.7)	(41.4)	16.3	100.0	3.5	35.0
	-------	-----	-------	----	----	----	----	----
Total	(1.9)	100.0	16.2	100.0	16.3	100.0	10.0	100.0
	-------	-----	-------	----	----	----	----	----

	WAYFINDER	NEES
	GROUP	COMMUNICATIONS
	INC.     	INC.
	($mm)   (%)	($mm)   (%)
Short-term Debt(1)	-	-	-	-
Long-term Debt	11.5	182.5	90.2	42.4
Preferred Stock	-	-	-	-
Minority Interest	-	-	-	-
Common Stock Equity	(5.2)	(82.5)	122.6	57.6
	-------	----	-------	----
Total	6.3	100.0	212.8	100.0
	-------	----	-------	----

(1)Short-term debt includes the portion of long-term debt due within a year.
(2)Inactive